Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 4, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1020
               Convertible & Income Portfolio of Funds, Series 17
                       File Nos. 333-186922 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment given during a telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1020, filed on February 27, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Convertible & Income Portfolio of Funds, Series 17 (the "Trust"). This letter serves to respond to your comment.

PROSPECTUS

Investment Summary - Principal Investment Strategy

      1. In the third paragraph, please provide an example of the impact of duration on a bond.

      Response: The following disclosure has been added after the second sentence of the third paragraph: "The sponsor will also consider the duration of the securities held by the Closed-End Funds included in the trust's portfolio. The duration of a bond is a measure of its price sensitivity to changes in interest rates based on the weighted average term to maturity of its interest and principal cash flows. In general, rising interest rates may lead to a decline in bond prices and declining interest rates may lead to a rise in bond prices. For example, if a bond has a duration of 3 years and interest rates go up by 1%, it can be expected that the bond price will move down by 3%."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren